Morgan, Lewis & Bockius LLP One Federal Street Boston, Massachusetts 02110-1726 Tel. +1.617-341.7700 Fax: +1.617-341.7701 www.morganlewis.com

October 15, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Western Asset Premier Money Market Funds

Registration Statement on Form N-1A

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Elizabeth Bentzinger of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on September 25, 2019 regarding Post-Effective Amendment No. 131 to the Registration Statement on Form N-1A of Legg Mason Partners Institutional Trust, with respect to its series Western Asset Premier Institutional Government Reserves, Western Asset Premier Institutional Liquid Reserves and Western Asset Premier Institutional U.S Treasury Reserves, each a new series of the Trust, filed with the Commission on August 13, 2019. Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff noted that, in its view, the use of the name “Preferred Shares” for one of the classes of shares of each of Western Asset Premier Institutional Government Reserves and Western Asset Premier Institutional U.S. Treasury Reserves is potentially confusing and misleading in light of the common understanding of preferred shares having preference over other classes of a fund and the restriction on open-end mutual funds issuing such shares, and requested that the Registrant change the name of the share class.

	Response:	The Registrant will change the name of the share class to Premium Shares.

2.	Comment:	The Staff requested that the Registrant confirm that the expense recapture provision described in Footnote 3 to the fee table is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. The Staff also requested that the Registrant rewrite the last sentence of the footnote to clarify that the manager may recapture amounts waived and/or reimbursed only to the extent such recaptured amounts do not cause the fund’s expense ratio (after recapture) to exceed either the expense cap in effect at the time of the waiver or the expense cap in effect at the time of the recapture.

	Response:	The Registrant confirms that it believes that the expense recapture provision described in Footnote 3 to the fee table is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 , and respectfully submits that no change to the disclosure is required.

3.	Comment:	The Staff noted that, in accordance with Instruction 4 to Item 9(b)(1) of Form N-1A, a policy to concentrate in a particular industry should be disclosed in the Fund’s prospectus, and requested that the Registrant add disclosure to Item 4 and Item 9 of the prospectus with respect to Western Asset Premier Institutional Liquid Reserves’ policies to invest without limit in bank obligations (see comment 9 below) and to invest not more than 25% of its assets in bank obligations issued by foreign banks.

	Response:	The Registrant notes that it currently discloses in Item 4 that Western Asset Premier Institutional Liquid Reserves “may invest without limit in bank obligations, and discloses in Item 9 that the Fund “may invest without limit in obligations of U.S. banks and up to 25% of its assets in U.S. dollar-denominated obligations of non-U.S. banks.” The Registrant will add disclosure to Item 4 to clarify that the Fund may invest up to 25% of its assets in U.S. dollar-denominated obligations of non-U.S. banks.

4.	Comment:	The Staff noted that the Registrant includes in Item 4 of the prospectus a risk factor for Western Asset Premier Institutional Liquid Reserves regarding structured securities, but does not appear to include corresponding investment strategy disclosure in Item 4. The Staff requested that the Registrant add disclosure to Item 4 to clarify the Fund’s investment in structured securities, or omit the risk factor from Item 4.

	Response:	The Registrant notes that it currently discloses in Item 4 that Western Asset Premier Institutional Liquid Reserves “may invest in all types of money market instruments, including...structured investments...” The Registrant respectfully submits that no additional disclosure is required.

5.	Comment:	The Staff noted that the Registrant states under “Important Information” that “each Fund tries to maintain a share price of $1.00 while paying income to shareholders.” The Staff requested that the Registrant revise this statement to clarify that it does not apply to Western Asset Premier Institutional Liquid Reserves, which has a floating net asset value.

	Response:	The Registrant will add disclosure to clarify that Western Asset Premier Institutional Liquid Reserves sells and redeems its shares at prices based on the current market value of the securities it holds and that, because the share price of the Fund will fluctuate along with changes in the market-based value of fund assets, it has what is called a “floating net asset value” or “floating NAV”.

6.	Comment:	The Staff noted that the Registrant includes several risk factors in Item 9 of the prospectus but not Item 4, including risk factors with respect to risk of increase in expenses, prepayment or call risk, extension risk, asset-backed securities risk, risks relating to investments in municipal securities, operational risk, $1.00 Net Asset Value, and risk relating to investments by other funds. The Staff referred to ADI 2019-08 – Improving Risks Disclosure, and suggested that the Registrant revise the disclosure to clarify that such risks are not principal risks or move the disclosure to the statement of additional information.

	Response:	The Registrant will revise the disclosure to clarify that risks referred to by the Staff are not principal risks.

Statement of Additional Information

7.	Comment:	The Staff noted that the Registrant uses the singular form of “Fund” in the statement of additional information even when the disclosure applies to multiple funds. The Staff suggested that this practice may be confusing to shareholders and suggested using the plural form “Funds” where applicable.

	Response:	The Registrant notes that the term “Fund” is defined on page 1 of the statement of additional information as meaning the Fund or Funds listed on the cover of the statement of additional information. The Registrant respectfully submits that the disclosure is understandable to shareholders and that no change is required.

8.	Comment:	The Staff noted that the Registrant states on page 5 of the statement of additional information that Western Asset Premier Institutional Liquid Reserves may enter into repurchase agreements with respect to which the underlying securities which serve as collateral may include securities that are below investment grade quality. The Staff requested that the Registrant include disclosure regarding such repurchase agreements and related counterparty risk in Item 4 and Item 9 of the prospectus.

	Response:	The Registrant will add disclosure to Item 4 and Item 9 of the prospectus to address the Staff’s comment.

9.	Comment:	The Staff noted that the concentration policy for Western Asset Premier Institutional Liquid Reserves provides that the Fund may invest at least 25% of its assets in bank obligations issued by domestic banks. The Staff stated that, in its view, it is not reasonable to split out foreign banks from the banking industry for purposes of the Fund’s concentration policy. The Staff requested that the Registrant rephrase the Fund’s concentration policy to provide that the Fund may invest without limit in bank obligations.

	Response:	The Registrant notes that the Staff stated in Release No. IC-9011 (October 30, 1975) that it is of the view that money market funds may declare an investment policy on industry concentration reserving freedom of action to concentrate their investments in certain bank instruments issued by domestic banks. The Registrant respectfully submits that the concentration policy for Western Asset Premier Institutional Liquid Reserves is consistent with the Staff’s view set forth in Release No. IC-9011. The Registrant also notes that the Fund is a feeder fund in a master-feeder structure and, accordingly, has adopted a concentration policy that is identical to the master fund’s concentration policy, and further notes that the master fund’s concentration policy has remained in the current form since 2001.

10.	Comment:	The Staff requested that the Registrant reconcile the concentration policy for Western Asset Premier Institutional Government Reserves, which provides that the Fund may invest without limit in obligations issued by banks, with the requirement that the Fund invest 99.5% of its total assets in cash, government securities, and/or repurchase agreements that are collateralized by cash or government securities.

	Response:	The Registrant respectfully submits that a fund may adopt an investment policy that is more restrictive than its concentration policy for purposes of Section 8(b)(3) of the 1940 Act. Accordingly, Western Asset Premier Institutional Government Reserves’ has adopted an investment policy to invest 99.5% of its total assets in cash, government securities, and/or repurchase agreements that are collateralized by cash or government securities in accordance with Rule 2a-7 under the 1940 Act, notwithstanding having a fundamental concentration policy that permits (but does not require) the Fund to invest without limit in bank obligations. The Registrant specifically discloses that Rule 2a-7 may limit the Fund’s ability to engage in a strategy otherwise permitted under the 1940 Act. The Registrant also notes that Western Asset Premier Institutional Government Reserves is a feeder fund in a master-feeder structure and, accordingly, has adopted a concentration policy that is identical to the master fund’s concentration policy, and further notes that the master fund’s concentration policy has remained in the current form since 2009.

11.	Comment:	The Staff requested that the Registrant revise the disclosure on page 8 of the statement of additional information with respect to the fundamental policies relating to real estate and commodities to clarify that Western Asset Premier Institutional Government Reserves and Western Asset Premier Institutional U.S. Treasury Reserves will not invest in real estate or commodities.

	Response:	The Registrant will add the disclosure requested by the Staff.

12.	Comment:	The Staff requested that the Registrant revise the disclosure on page 8 of the statement of additional information to clarify that the SEC has taken the position that money market funds may reserve the right to invest without limit in “deposit instruments” (rather than “obligations”) of domestic banks without being deemed to concentrate their investments, consistent with Release No. IC-9011.

	Response:	The Registrant notes that the Staff states in Release No. IC-9011 that money market funds may declare an investment policy on industry concentration reserving freedom of action to concentrate their investments in “certain bank instruments issued by domestic banks.” The Registrant respectfully submits that the disclosure is consistent with the Staff’s view set forth in Release No. IC-9011, but will revise the disclosure to refer to “instruments” rather than “obligations” to address the Staff’s comment.

13.	Comment:	The Staff requested that the Registrant delete the statement that “currently, Government Reserves and Institutional Government Reserves do not intend to purchase or concentrate in banking obligations” since the funds’ policies and Rule 2a-7 prohibit them from investing in banking obligations.

	Response:	The Registrant notes that the disclosure referred to by the Staff was included to help reconcile the Fund’s concentration policy with the Fund’s 80% policy. However, the Registrant will delete “currently” from the disclosure to address the Staff’s comment.

14.	Comment:	The Staff noted that the Registrant states that each Fund’s concentration policy will be interpreted to permit investment without limit in “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.” The Staff requested that Registrant add disclosure addressing the Staff’s view that a Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

	Response:	The Registrant acknowledges the position expressed by the Staff. However, as a practical matter, in light of each Fund’s principal investment strategy as a government or institutional prime money market fund, it is highly unlikely that a Fund could make investments in private activity bonds to the extent contemplated by the Staff’s position. As the Registrant believes that the likelihood of a Fund investing 25% or more of its assets in private activity bonds is remote, the Registrant does not believe that additional disclosure relating to this issue would be material to investors.

15.	Comment:	The Staff requested that the Registrant revise the statement that “the Fund has been advised by the Staff of the SEC that the Staff currently views securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration” to clarify that the Funds will comply with such Staff views.

	Response:	To address the Staff’s comment, the Registrant will add disclosure to clarify that Western Asset Premier Institutional Government Reserves and Western Asset Premier Institutional U.S. Treasury Reserves do not invest in securities issued by foreign governments, and Western Asset Premier Institutional Liquid Reserves does not intend to invest more than 25% of its assets in securities issued by a foreign government.

16.	Comment:	The Staff requested that the Registrant confirm that it will file a legal opinion with respect to the legality of shares of each Fund.

	Response:	The Registrant confirms that it will file a legal opinion with respect to the legality of shares of each Fund.

Please call the undersigned at (617) 951-8458 or Barry Hurwitz at (617) 951-8267 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz